SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For December 22, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205489), THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-204728), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

EXHIBITS

23.1	Consent of Ernst & Young LLC

99.1	Audited consolidated financial statements of CIHRUS LLC as of and for the year ended December 31, 2014

99.2	Audited consolidated financial statements of Attenium LLC as of and for the year ended December 31, 2014

99.3	Unaudited interim condensed consolidated financial statements of CIHRUS LLC as of and for the three months ended March 31, 2015

99.4	Unaudited pro forma combined financial statements as of and for the three months ended March 31, 2015 and for the year ended December 31, 2014

99.5	“QIWI Publishes Historical Financial Statements and Pro Forma Financial Information in Connection with the Acquisition of Contact and Rapida” press release, dated December 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: December 22, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer